OMB Number 3235-0157


As Filed with the Securities and Exchange Commission on May 17, 2002


FORM N-8F

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Application pursuant to Section 8(f) of the Investment Company Act of 1940 ("1940 Act") and Rule 8f-1 thereunder for Order Declaring that Applicant has Ceased to be an Investment Company

I. General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):

[x]	Merger

[ ]	Liquidation

[ ]	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24, and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund:	American Century International, a series of
AEGON/Transamerica Series Fund, Inc. ("ATSF"), as declared effective May 1, 2001

3. Securities and Exchange Commission File No.:  811-4419

NOTE:  This file number is for AEGON/Transamerica Series Fund,
Inc., an open-end investment management company that consists of 54 series.

This application is for one series only, the original American Century International that was declared effective on May 1, 2001. ATSF currently has an effective and operating series named American Century
International that, prior to May 1, 2002, was named International Equity.


4. Is this an initial Form N-8F or an amendment to a previously filed
Form N-8F?

[x]	Initial Application	[ ]	Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

AEGON/Transamerica Series Fund, Inc.
570 Carillon Parkway
St. Petersburg, Florida 33716-1202

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

John K. Carter, Esq.
AEGON/Transamerica Series Fund, Inc.
570 Carillon Parkway
St. Petersburg, Florida 33716-1202
(727) 299-1824

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and
31a-2 under the Act
[17 CFR 270.31a-1, .31a-2]:
						Custodian
John K. Carter, Esq.		Investors Bank & Trust Company
AEGON/Transamerica Series Fund, Inc.		200 Clarendon Street
AEGON/Transamerica Fund Services, Inc.		16th Floor
570 Carillon Parkway				Boston, Massachusetts 02111
St. Petersburg, Florida 33716-1202			(617) 937-6700
(727) 299-1824

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8. Classification of fund (check only one):

[x]	Management company;

[ ]	Unit investment trust; or

[ ]	Face-amount certificate company.


9. Sub-classification if the fund is a management company
(check only one):

[x]	Open-end		[ ] 	Closed-end

10. State law under which the fund was organized or formed:

The fund was incorporated in Maryland.

11. Provide the name and address of each investment adviser of the fund (including sub-advisers)
During the last five years, even if the fund's contracts with those advisers have been terminated:

Investment Adviser				Sub-Advisers

WRL Investment Management, Inc.	GE Asset Management Incorporated
570 Carillon Parkway				3003 Summer Street
St. Petersburg, Florida  33716-1202		Stamford, Connecticut
06905-4316

AEGON/Tranamerica Fund Advisers, Inc.	American Century Investment
570 Carillon Parkway				Management, Incorporated
St. Petersburg, Florida  33716-1202		American Century Tower
							4500 Main Street
						Kansas City, Missouri  64111

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

InterSecurities, Incorporated		AFSG Securities Corporation
P.O. Box 5068				4333 Edgewood Road N.E.
Clearwater, Florida  33758		Cedar Rapids, Iowa  52494

13. If the fund is a unit investment trust ("UIT") provide:

(a) Depositor's name(s) and address(es)

(b) Trustee's name(s) and address(es):


14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ]	Yes		[x]	No

If Yes, for each UIT state:

	Name(s):

	File No.:  811-________

	Business Address:

15.(a)	Did the fund obtain approval from the board of directors
concerning the decision to engage in a Merger, Liquidation or abandonment of registration?

[x]	Yes		[ ]	No

If Yes, state the date on which the board vote took place:

At a Special Meeting of the Board of Directors on October 31, 2001, the Board voted to merge two series of AEGON/Transamerica Series
Fund, Inc., namely, American Century International and International
Equity.

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

	[x]	Yes		[ ]	No

	If Yes, state the date on which the shareholder vote took place:

	At a Special Meeting of Shareholders on February 15, 2002,
shareholders of the fund voted in 	favor of the merger.

If No, explain:

II.		Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

		[x]	Yes		[ ]	No

(a) If Yes, list the date(s) on which the fund made those
distributions:	March 1, 2002

(b)	Were the distributions made on the basis of net assets?

[x]	Yes		[ ]	No

	(c)	Were the distributions made pro rata based on share ownership?

[x]	Yes		[ ]	No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:


(e) Liquidations only:
Were any distributions to shareholders made in kind?

[ ]	Yes		[ ]	No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only:
Has the fund issued senior securities?

		[ ]	Yes		[ ]	No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

[x]	Yes		[ ]	No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ]	Yes		[x]	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.		Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above.)

[ ]	Yes		[x]	No

If Yes,

(a) Describe the type and amount of each asset retained by the fund
(b) as of the (b) date this form is filed:

(b) Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in securities?


[ ]	Yes		[ ]	No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ]	Yes		[x]	No

If Yes,

(a) Describe the type and amount of each debt or other liability:

(c) How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request For Deregistration

22.(a)	List the expenses incurred in connection with the
Merger or Liquidation:

(i) Legal expenses:	$15,615.64

(ii) Accounting expenses:	$-0-

(iii) Other expenses (list and identify separately):	$-0-

(iv) Total expenses [(sum of lines (i)-(iii) above]:	$15,615.64

(b)	How were those expenses allocated?

The expenses were not allocated; they will be paid by the surviving fund.

	(c)	Who paid those expenses?

See answer to 22(b)

(d)	How did the fund pay for unamortized expenses (if any)?

There were no unamortized expenses.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

	[ ]	Yes		[x]	No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

		[ ]	Yes		[x]	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ]	Yes		[x]	No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

The name of the portfolio surviving the merger was International Equity (formerly, GE International Equity). On March 1, 2002, upon completion of the merger, International Equity was renamed American Century
International, and that series remains in operation.

(c) State the Investment Company Act file number of the fund surviving
(d) the Merger:

The 1940 Act File Number 811-4419 is assigned to AEGON/Transamerica Series Fund, Inc., which consists of 54 series, one of which is the surviving portfolio. (These series remain in operation.)

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:


	File Number:	333-73354
	Form Type:	N-14
	Date Filed:	November 14, 2001, as amended


(d) If the merger or reorganization agreement has not been filed with the
Commission, provide a copy of the agreement as an exhibit to this form.





VERIFICATION

	The undersigned states that (i) he or she has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of one series of AEGON/Transamerica Series Fund, Inc., namely, American Century International, that was declared effective on May 1, 2001(ii)
he or she is the
		(Name of Fund)
	Vice President, Secretary and General Counsel of AEGON/Transamerica Series Fund, Inc.
			(Title)			 (Name of Fund)
and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this form N-8F application have been taken. The undersigned also states that the facts set forth in this Form
N-8F application are true to the best of his or her knowledge, information and belief.

						 /s/ John K. Carter
							John K. Carter